No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2014

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On October  28, 2014, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal second quarter and fiscal first half year ended September 30, 2014.

Exhibit 2:

The Company revised its forecasts for consolidated financial results of the fiscal year ending March 31, 2015 that were announced on July 29, 2014 and unconsolidated financial results of the fiscal year ending March 31, 2015 that were announced on April 25, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Hideo Moroe
Hideo Moroe
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: October 28, 2014

October 28, 2014

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER AND FISCAL FIRST HALF YEAR ENDED SEPTEMBER 30, 2014

Tokyo, October 28, 2014 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and fiscal first half year ended September 30, 2014.

Second Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal second quarter ended September 30, 2014 totaled JPY 141.8 billion (USD 1,296 million), an increase of 17.9% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 78.73 (USD 0.72), an increase of JPY 11.94 (USD 0.11) from JPY 66.79 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 3,014.7 billion (USD 27,545 million), an increase of 4.3% from the same period last year, due primarily to increased revenue in motorcycle and automobile business operations, as well as favorable foreign currency translation effects.

Consolidated operating income for the quarter amounted to JPY 164.4 billion (USD 1,502 million), a decrease of 4.1% from the same period last year, due primarily to a decrease in sales volume and model mix as well as increased R&D expenses, despite continuing cost reduction efforts and favorable foreign currency effects.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 179.8 billion (USD 1,643 million), an increase of 8.6% from the same period last year.

Equity in income of affiliates amounted to JPY 22.7 billion (USD 208 million) for the quarter, a decrease of 28.2% from the corresponding period last year.

Business Segment

Motorcycle Business

For the three months ended September 30, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Sep. 30, 2013	Three months ended Sep. 30, 2014	Change	%	Three months ended Sep. 30, 2013	Three months ended Sep. 30, 2014	Change	%
Motorcycle business	4,216	4,581	365	8.7	2,585	2,743	158	6.1
Japan	63	50	- 13	- 20.6	63	50	- 13	- 20.6
North America	68	69	1	1.5	68	69	1	1.5
Europe	38	47	9	23.7	38	47	9	23.7
Asia	3,536	3,998	462	13.1	1,905	2,160	255	13.4
Other Regions	511	417	- 94	- 18.4	511	417	- 94	- 18.4

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal second quarter by business segment, in motorcycle business operations, revenue from sales to external customers increased 4.9%, to JPY 438.3 billion (USD 4,005 million) from the same period last year due mainly to increased consolidated unit sales as well as favorable foreign currency translation effects. Operating income totaled JPY 38.1 billion (USD 348 million), a decrease of 16.3% from the same period last year, due primarily to increased SG&A expenses.

Automobile Business

For the three months ended September 30, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Sep. 30, 2013	Three months ended Sep. 30, 2014	Change	%	Three months ended Sep. 30, 2013	Three months ended Sep. 30, 2014	Change	%
Automobile business	1,047	1,071	24	2.3	869	880	11	1.3
Japan	180	176	- 4	- 2.2	178	173	- 5	- 2.8
North America	447	434	- 13	- 2.9	447	434	- 13	- 2.9
Europe	40	45	5	12.5	40	45	5	12.5
Asia	309	350	41	13.3	133	162	29	21.8
Other Regions	71	66	- 5	- 7.0	71	66	- 5	- 7.0

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our Automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, revenue from sales to external customers increased 3.7%, to JPY 2,310.4 billion (USD 21,109 million) from the same period last year due mainly to increased consolidated unit sales as well as favorable foreign currency translation effects. Operating income totaled JPY 79.1 billion (USD 723 million), a decrease of 1.3% from the same period last year, due primarily to increased expenses for incentives in North America and increased R&D expenses, despite continuing cost reduction efforts, decreased SG&A expenses, as well as favorable foreign currency effects.

Financial Services Business

Revenue from customers in the financial services business operations increased 13.5%, to JPY 192.9 billion (USD 1,763 million) from the same period last year due mainly to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 3.6% to JPY 48.2 billion (USD 441 million) from the same period last year due mainly to favorable foreign currency effects.

Power Product and Other Businesses

For the three months ended September 30, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales/Consolidated Unit Sales
	Three months ended Sep. 30, 2013	Three months ended Sep. 30, 2014	Change	%
Power product business	1,295	1,286	- 9	- 0.7
Japan	93	85	- 8	- 8.6
North America	504	497	- 7	- 1.4
Europe	156	191	35	22.4
Asia	426	410	- 16	- 3.8
Other Regions	116	103	- 13	- 11.2

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended September 30, 2013 and for the three months ended September 30, 2014, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses totaled to JPY 73.0 billion (USD 667 million) basically unchanged from the same period last year. Honda reported an operating loss of JPY 1.0 billion (USD 10 million) a decline of 0.2 billion (USD 2 million) from the same period last year, due mainly to increased SG&A expenses, despite continuing cost reduction efforts.

Geographical Information

With respect to Honda’s sales for the fiscal second quarter by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 975.5 billion (USD 8,913 million), a decrease of 3.8% from the same period last year due mainly to decreased revenue in automobile business operations. Operating income totaled JPY 59.8 billion (USD 547 million), an increase of 21.5% from the same period last year, due mainly to continuing cost reduction efforts, as well as favorable foreign currency effects, despite increased SG&A expenses and R&D expenses.

In North America, revenue increased by 2.7%, to JPY 1,512.2 billion (USD 13,817 million) from the same period last year due mainly to favorable foreign currency translation effects, despite decreased revenue in automobile business operations. Operating income totaled JPY 38.9 billion (USD 356 million), a decrease of 15.4% from the same period last year due mainly to a decrease in sales volume and model mix and increased expenses for incentives, despite decreased SG&A expenses.

In Europe, revenue increased by 5.9%, to JPY 184.8 billion (USD 1,689 million) from the same period last year due mainly to increased revenue in motorcycle business operations as well as favorable foreign currency translation effects. Honda reported an operating loss of JPY 7.5 billion (USD 69 million), an improvement of JPY 6.0 billion (USD 55 million) from the same period last year due mainly to an increase in sales volume and model mix, despite unfavorable foreign currency effects.

In Asia, revenue increased by 13.7%, to JPY 789.0 billion (USD 7,209 million) from the same period last year mainly due to increased revenue in automobile and motorcycle business operations, as well as favorable foreign currency translation effects. Operating income increased by 14.1%, to JPY 68.4 billion (USD 626 million) from the same period last year due mainly to an increase in sales volume and model mix, continuing cost reduction efforts, as well as favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle/Near East, Africa and Oceania, revenue decreased by 11.9%, to JPY 247.0 billion (USD 2,257 million) from the same period last year mainly due to decreased revenue in automobile and motorcycle business operations as well as unfavorable foreign currency translation effects. Operating income totaled JPY 9.1 billion (USD 84 million), a decrease of 50.7% from the same period last year mainly due to a decrease in sales volume and model mix as well as unfavorable foreign currency effects.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 109.45=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2014.

First Half Year Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal half year ended September 30, 2014 totaled JPY 288.4 billion, an increase of 18.8% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal first half year amounted to JPY 160.02, an increase of JPY 25.27 from JPY 134.75 for the same period last year.

Consolidated net sales and other operating revenue for the fiscal half year amounted to JPY 6,003.0 billion, an increase of 4.9% from the same period last year, due primarily to increased revenue in automobile and motorcycle business operations as well as favorable foreign currency translation effects.

Consolidated operating income for the fiscal first half year amounted to JPY 362.4 billion, an increase of 1.7% from the same period last year, due primarily to continuing cost reduction efforts, despite increased SG&A expenses and R&D expenses.

Consolidated income before income taxes and equity in income of affiliates for the fiscal first half year totaled JPY 378.6 billion, an increase of 12.2% from the same period last year.

Equity in income of affiliates amounted to JPY 61.3 billion for the fiscal first half year, a decrease of 3.3% from the same period last year.

Business Segment

Motorcycle Business

For the six months ended September 30, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Six months ended Sep. 30, 2013	Six months ended Sep. 30, 2014	Change	%	Six months ended Sep. 30, 2013	Six months ended Sep. 30, 2014	Change	%
Motorcycle business	8,270	8,718	448	5.4	4,956	5,200	244	4.9
Japan	117	98	- 19	- 16.2	117	98	- 19	- 16.2
North America	130	131	1	0.8	130	131	1	0.8
Europe	90	107	17	18.9	90	107	17	18.9
Asia	7,015	7,591	576	8.2	3,701	4,073	372	10.1
Other Regions	918	791	- 127	- 13.8	918	791	- 127	- 13.8

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal first half year by business segment, in motorcycle business operations, revenue from sales to external customers increased 3.8%, to JPY 846.1 billion from the same period last year, due mainly to increased consolidated unit sales. Operating income totaled JPY 82.1 billion, a decrease of 6.8% from the same period last year, due primarily to increased SG&A expenses, despite an increase in sales volume and model mix.

Automobile Business

For the six months ended September 30, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Six months ended Sep. 30, 2013	Six months ended Sep. 30, 2014	Change	%	Six months ended Sep. 30, 2013	Six months ended Sep. 30, 2014	Change	%
Automobile business	2,046	2,132	86	4.2	1,727	1,775	48	2.8
Japan	320	378	58	18.1	317	374	57	18.0
North America	906	879	- 27	- 3.0	906	879	- 27	- 3.0
Europe	80	85	5	6.3	80	85	5	6.3
Asia	594	666	72	12.1	278	313	35	12.6
Other Regions	146	124	- 22	- 15.1	146	124	- 22	- 15.1

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our Automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, revenue from sales to external customers increased 4.6%, to JPY 4,629.9 billion from the same period last year due mainly to increased consolidated unit sales as well as favorable foreign currency translation effects. Operating income totaled JPY 178.9 billion, an increase of 1.4% from the same period last year, due primarily to continuing cost reduction efforts, despite increased expenses for incentives in North America and increased R&D expenses.

Financial Services Business

Revenue from customers in the financial services business operations increased 13.2%, to JPY 379.6 billion from the same period last year due mainly to increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 9.7% to JPY 100.0 billion from the same period last year due mainly to increased revenue as well as favorable foreign currency effects.

Power Product and Other Businesses

For the six months ended September 30, 2013 and 2014

	Unit (Thousands)
	Honda Group Unit Sales/Consolidated Unit Sales
	Six months ended Sep. 30, 2013	Six months ended Sep. 30, 2014	Change	%
Power product business	2,884	2,796	- 88	- 3.1
Japan	156	153	- 3	- 1.9
North America	1,332	1,270	- 62	- 4.7
Europe	393	431	38	9.7
Asia	790	746	- 44	- 5.6
Other Regions	213	196	- 17	- 8.0

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the six months ended September 30, 2013 and for the six months ended September 30, 2014, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses decreased 0.7%, to JPY 147.2 billion from the same period last year, due mainly to decreased revenue in other businesses operations and decreased consolidated unit sales in power products business operations, despite favorable foreign currency translation effects. Operating income increased 144.5% to JPY 1.3 billion from the same period last year, due mainly to continuing cost reduction efforts and decreased R&D expenses.

Geographical Information

With respect to Honda’s sales for the fiscal first half year by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 1,963.4 billion, a decrease of 1.4% from the same period last year due mainly to decreased revenue in automobile business operations. Operating income totaled JPY 122.0 billion, an increase of 9.5% from the same period last year due mainly to continuing cost reduction efforts and favorable foreign currency effects, despite increased SG&A expenses and R&D expenses.

In North America, revenue increased by 2.8%, to JPY 3,057.8 billion from the same period last year due mainly to favorable foreign currency translation effects, despite decreased revenue in automobile business operations. Operating income totaled JPY 106.4 billion, a decrease of 9.7% from the same period last year due mainly to increased expenses for incentives, a decrease in sales volume and model mix as well as unfavorable foreign currency effects, despite decreased SG&A expenses as well as continuing cost reduction efforts.

In Europe, revenue increased by 8.3%, to JPY 379.4 billion from the same period last year mainly due to increased revenue in motorcycle business operations as well as favorable foreign currency translation effects. Honda reported an operating loss of JPY 9.0 billion, an improvement of JPY 14.3 billion from the same period last year mainly due to an increase in sales volume and model mix and decreased SG&A expenses, despite unfavorable foreign currency effects.

In Asia, revenue increased by 8.7%, to JPY 1,522.4 billion from the same period last year mainly due to increased revenue in automobile and motorcycle business operations as well as favorable foreign currency translation effects. Operating income increased by 17.6%, to JPY 133.7 billion from the same period last year due mainly to an increase in sales volume and model mix as well as favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Near/Middle East, Africa and Oceania, revenue decreased by 12.6%, to JPY 455.2 billion from the same period last year mainly due to decreased revenue in automobile business operations as well as unfavorable foreign currency translation effects. Operating income totaled JPY 13.7 billion, a decrease of 42.7% from the same period last year mainly due to unfavorable foreign currency effects.

Consolidated Statements of Balance Sheets for the Fiscal First Half Ended September 30, 2014

Total assets increased by JPY 850.5 billion, to JPY 16,472.5 billion from March 31, 2014, mainly due to increases in Property on operating lease and Property, plant and equipment, as well as foreign currency translation effects, despite a decrease in Trade accounts and notes receivables. Total liabilities increased by JPY 447.1 billion, to JPY 9,955.7 billion from March 31, 2014, mainly due to an increase in Short-term debt as well as foreign currency translation effects, despite a decrease in Trade accounts payable. Total equity increased by JPY 403.3 billion, to JPY 6,516.7 billion from March 31, 2014 due mainly to increased Retained earnings attributable to net income as well as foreign currency translation effects.

Consolidated Statements of Cash Flow for the Fiscal First Half Ended September 30, 2014

Consolidated cash and cash equivalents on September 31, 2014 decreased by JPY 6.2 billion from March 31, 2014, to JPY 1,162.7 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 657.3 billion for the fiscal first half ended September 30, 2014. Cash inflows from operating activities decreased by JPY 14.1 billion compared with the same period of the previous fiscal year due mainly to increased payments for parts and raw materials, despite an increase in cash received from customers as a result of increased unit sales of automobiles.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 729.1 billion. Cash outflows from investing activities decreased by JPY 260.2 billion compared with the same period of the previous fiscal year, due mainly to a decrease in acquisitions of finance subsidiaries-receivables, despite an increase in purchases of operating lease assets.

Cash flow from financing activities

Net cash provided by financing activities amounted to JPY 33.9 billion. Cash inflows from financing activities decreased by JPY 175.7 billion compared with the same period of the previous fiscal year, due mainly to a decrease in proceeds from debt as well as an increase in cash outflow due to an increase in dividends paid.

Forecasts for the Fiscal Year Ending March 31, 2015

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2015, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2015

	Yen (billions)	Changes from FY 2014
Net sales and other operating revenue	12,750.0	+ 7.7%
Operating income	770.0	+ 2.6%
Income before income taxes and equity in income of affiliates	765.0	+ 4.9%
Net income attributable to Honda Motor Co., Ltd.	565.0	- 1.6%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	313.49

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 104 and JPY 137, respectively, for the full year ending March 31, 2015.

The reasons for the increases or decreases in the forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2015 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	73.7
Cost reduction, the effect of raw material cost fluctuations, etc.	43.0
SG&A expenses	- 84.0
R&D expenses	- 12.0
Currency effect	- 1.0

Operating income compared with fiscal year 2014	19.7

Fair value of derivative instruments	- 43.0
Others	59.3

Income before income taxes and equity in income of affiliates compared with fiscal year 2014	36.0

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on October 28, 2014, resolved to make the quarterly dividend JPY 22 per share of common stock, the record date of which is September 30, 2014. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2015, is JPY 88 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Other Information

1. Accounting policies specifically applied for quarterly consolidated financial statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying a reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the six months ended September 30, 2014. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

Consolidated Financial Summary

For the three months and six months ended September 30, 2013 and 2014

Financial Highlights

	Yen (millions)
	Three months ended Sep. 30, 2013	Three months ended Sep. 30, 2014	Six months ended Sep. 30, 2013	Six months ended Sep. 30, 2014
Net sales and other operating revenue	2,890,221	3,014,776	5,724,316	6,003,055
Operating income	171,451	164,442	356,414	362,485
Income before income taxes and equity in income of affiliates	165,587	179,865	337,622	378,678
Net income attributable to Honda Motor Co., Ltd.	120,368	141,898	242,867	288,410

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	66.79	78.73	134.75	160.02

	U.S. Dollar (millions)
		Three months ended Sep. 30, 2014		Six months ended Sep. 30, 2014
Net sales and other operating revenue		27,544		54,847
Operating income		1,502		3,312
Income before income taxes and equity in income of affiliates		1,643		3,460
Net income attributable to Honda Motor Co., Ltd.		1,296		2,635

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.72		1.46

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2014	Sep. 30, 2014
Assets
Current assets:
Cash and cash equivalents	1,168,914	1,162,705
Trade accounts and notes receivable	1,158,671	1,061,633
Finance subsidiaries-receivables, net	1,464,215	1,575,834
Inventories	1,302,895	1,384,676
Deferred income taxes	202,123	194,330
Other current assets	474,448	490,778

Total current assets	5,771,266	5,869,956

Finance subsidiaries-receivables, net	3,317,553	3,491,702

Investments and advances:
Investments in and advances to affiliates	564,266	603,479
Other, including marketable equity securities	253,661	277,765

Total investments and advances	817,927	881,244

Property on operating leases:
Vehicles	2,718,131	3,135,087
Less accumulated depreciation	481,410	534,347

Net property on operating leases	2,236,721	2,600,740

Property, plant and equipment, at cost:
Land	521,806	530,421
Buildings	1,895,140	1,994,837
Machinery and equipment	4,384,255	4,613,056
Construction in progress	339,093	354,286

	7,140,294	7,492,600
Less accumulated depreciation and amortization	4,321,862	4,539,706

Net property, plant and equipment	2,818,432	2,952,894

Other assets	660,132	676,022

Total assets	15,622,031	16,472,558

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2014	Sep. 30, 2014
Liabilities and Equity
Current liabilities:
Short-term debt	1,319,344	1,560,838
Current portion of long-term debt	1,303,464	1,325,411
Trade payables:
Notes	28,501	27,809
Accounts	1,071,179	1,047,031
Accrued expenses	626,503	613,964
Income taxes payable	43,085	48,504
Other current liabilities	319,253	340,476

Total current liabilities	4,711,329	4,964,033

Long-term debt, excluding current portion	3,234,066	3,398,044
Other liabilities	1,563,238	1,593,710

Total liabilities	9,508,633	9,955,787

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2014 and Sep. 30, 2014	86,067	86,067
Capital surplus	171,117	171,117
Legal reserves	49,276	50,964
Retained earnings	6,431,682	6,639,104
Accumulated other comprehensive income (loss), net	(793,014)	(608,583)
Treasury stock, at cost 9,137,234 shares on Mar. 31, 2014 and 9,139,220 shares on Sep. 30, 2014	(26,149)	(26,156)

Total Honda Motor Co., Ltd. shareholders’ equity	5,918,979	6,312,513

Noncontrolling interests	194,419	204,258

Total equity	6,113,398	6,516,771

Commitments and contingent liabilities

Total liabilities and equity	15,622,031	16,472,558

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended September 30, 2013 and 2014

	Yen (millions)
	Three months ended Sep. 30, 2013	Three months ended Sep. 30, 2014
Net sales and other operating revenue	2,890,221	3,014,776
Operating costs and expenses:
Cost of sales	2,150,812	2,270,897
Selling, general and administrative	416,863	417,146
Research and development	151,095	162,291

	2,718,770	2,850,334

Operating income	171,451	164,442

Other income (expenses):
Interest income	5,928	6,457
Interest expense	(2,838)	(4,386)
Other, net	(8,954)	13,352

	(5,864)	15,423

Income before income taxes and equity in income of affiliates	165,587	179,865

Income tax expense:
Current	59,142	59,577
Deferred	10,288	(9,233)

	69,430	50,344

Income before equity in income of affiliates	96,157	129,521
Equity in income of affiliates	31,686	22,751

Net income	127,843	152,272
Less: Net income attributable to noncontrolling interests	7,475	10,374

Net income attributable to Honda Motor Co., Ltd.	120,368	141,898

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	66.79	78.73

Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2013 and 2014

	Yen (millions)
	Three months ended Sep. 30, 2013	Three months ended Sep. 30, 2014
Net income	127,843	152,272
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(23,796)	236,107
Unrealized gains (losses) on available-for-sale securities, net	9,756	1,695
Unrealized gains (losses) on derivative instruments, net	(241)	—
Pension and other postretirement benefits adjustments	78,709	4,622

Other comprehensive income (loss), net of tax	64,428	242,424

Comprehensive income (loss)	192,271	394,696
Less: Comprehensive income attributable to noncontrolling interests	4,164	20,540

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	188,107	374,156

Consolidated Statements of Income

For the six months ended September 30, 2013 and 2014

	Yen (millions)
	Six months ended Sep. 30, 2013	Six months ended Sep. 30, 2014
Net sales and other operating revenue	5,724,316	6,003,055
Operating costs and expenses:
Cost of sales	4,275,221	4,509,159
Selling, general and administrative	799,924	825,986
Research and development	292,757	305,425

	5,367,902	5,640,570

Operating income	356,414	362,485

Other income (expenses):
Interest income	11,920	11,609
Interest expense	(5,812)	(8,799)
Other, net	(24,900)	13,383

	(18,792)	16,193

Income before income taxes and equity in income of affiliates	337,622	378,678

Income tax expense:
Current	103,008	138,144
Deferred	37,261	(6,004)

	140,269	132,140

Income before equity in income of affiliates	197,353	246,538
Equity in income of affiliates	63,453	61,339

Net income	260,806	307,877
Less: Net income attributable to noncontrolling interests	17,939	19,467

Net income attributable to Honda Motor Co., Ltd.	242,867	288,410

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	134.75	160.02

Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2013 and 2014

	Yen (millions)
	Six months ended Sep. 30, 2013	Six months ended Sep. 30, 2014
Net income	260,806	307,877
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	165,750	180,781
Unrealized gains (losses) on available-for-sale securities, net	18,450	9,979
Unrealized gains (losses) on derivative instruments, net	346	—
Pension and other postretirement benefits adjustments	81,394	(104)

Other comprehensive income (loss), net of tax	265,940	190,656

Comprehensive income (loss)	526,746	498,533
Less: Comprehensive income attributable to noncontrolling interests	23,139	25,692

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	503,607	472,841

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Six months ended Sep. 30, 2013	Six months ended Sep. 30, 2014
Cash flows from operating activities:
Net income	260,806	307,877
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	216,736	235,389
Depreciation of property on operating leases	164,334	195,580
Deferred income taxes	37,261	(6,004)
Equity in income of affiliates	(63,453)	(61,339)
Dividends from affiliates	8,060	19,743
Provision for credit and lease residual losses on finance subsidiaries-receivables	10,341	8,273
Impairment loss on property on operating leases	1,322	1,887
Loss (gain) on derivative instruments, net	(39,142)	(2,959)
Decrease (increase) in assets:
Trade accounts and notes receivable	99,663	117,890
Inventories	39,676	(44,031)
Other current assets	22,522	3,199
Other assets	(7,883)	(26,220)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(1,393)	(24,587)
Accrued expenses	(16,923)	(19,663)
Income taxes payable	(15,829)	3,523
Other current liabilities	27,696	5,988
Other liabilities	(6,138)	(2,332)
Other, net	(66,154)	(54,850)

Net cash provided by operating activities	671,502	657,364

Cash flows from investing activities:
Increase in investments and advances	(23,411)	(16,424)
Decrease in investments and advances	25,214	16,131
Payments for purchases of available-for-sale securities	(27,590)	(11,806)
Proceeds from sales of available-for-sale securities	4,085	9,608
Payments for purchases of held-to-maturity securities	(58)	(18,443)
Proceeds from redemptions of held-to-maturity securities	1,753	20,862
Capital expenditures	(355,990)	(350,158)
Proceeds from sales of property, plant and equipment	14,588	28,098
Proceeds from insurance recoveries for damaged property, plant and equipment	6,800	—
Acquisitions of finance subsidiaries-receivables	(1,582,865)	(1,287,722)
Collections of finance subsidiaries-receivables	1,219,326	1,269,162
Purchases of operating lease assets	(582,206)	(723,222)
Proceeds from sales of operating lease assets	310,900	334,421
Other, net	—	328

Net cash used in investing activities	(989,454)	(729,165)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Six months ended Sep. 30, 2013	Six months ended Sep. 30, 2014
Cash flows from financing activities:
Proceeds from short-term debt	4,307,274	3,849,955
Repayments of short-term debt	(4,133,849)	(3,680,867)
Proceeds from long-term debt	821,199	607,425
Repayments of long-term debt	(688,583)	(625,855)
Dividends paid	(70,289)	(79,300)
Dividends paid to noncontrolling interests	(8,467)	(13,070)
Sales (purchases) of treasury stock, net	(10)	(7)
Other, net	(17,581)	(24,303)

Net cash provided by financing activities	209,694	33,978

Effect of exchange rate changes on cash and cash equivalents	34,413	31,614

Net change in cash and cash equivalents	(73,845)	(6,209)

Cash and cash equivalents at beginning of year	1,206,128	1,168,914

Cash and cash equivalents at end of the period	1,132,283	1,162,705

[4] Assumptions for Going Concern

None

[5] Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[6] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development, Manufacturing, Sales and related services

Financial Services Business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development, Manufacturing, Sales and related services, and Others

1. Segment information based on products and services

(A) For the three months ended September 30, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	418,089	2,229,004	170,016	73,112	2,890,221	—	2,890,221
Intersegment	—	4,186	2,567	2,839	9,592	(9,592)	—

Total	418,089	2,233,190	172,583	75,951	2,899,813	(9,592)	2,890,221

Segment income (loss)	45,542	80,153	46,585	(829)	171,451	—	171,451

For the three months ended September 30, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	438,369	2,310,402	192,982	73,023	3,014,776	—	3,014,776
Intersegment	—	6,089	2,665	2,415	11,169	(11,169)	—

Total	438,369	2,316,491	195,647	75,438	3,025,945	(11,169)	3,014,776

Segment income (loss)	38,130	79,149	48,250	(1,087)	164,442	—	164,442

(B) As of and for the six months ended September 30, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	814,959	4,425,595	335,412	148,350	5,724,316	—	5,724,316
Intersegment	—	8,590	5,159	5,557	19,306	(19,306)	—

Total	814,959	4,434,185	340,571	153,907	5,743,622	(19,306)	5,724,316

Segment income	88,124	176,530	91,228	532	356,414	—	356,414

Assets	1,220,606	5,906,273	7,404,632	334,588	14,866,099	(357,905)	14,508,194
Depreciation and amortization	22,110	188,703	165,122	5,135	381,070	—	381,070
Capital expenditures	26,147	294,398	584,140	6,632	911,317	—	911,317
As of and for the six months ended September 30, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	846,111	4,629,996	379,683	147,265	6,003,055	—	6,003,055
Intersegment	—	10,247	5,302	5,174	20,723	(20,723)	—

Total	846,111	4,640,243	384,985	152,439	6,023,778	(20,723)	6,003,055

Segment income	82,115	178,985	100,084	1,301	362,485	—	362,485

Assets	1,284,029	6,605,208	8,659,064	373,544	16,921,845	(449,287)	16,472,558
Depreciation and amortization	23,820	204,804	197,060	5,285	430,969	—	430,969
Capital expenditures	21,093	297,268	725,022	4,235	1,047,618	—	1,047,618

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 300,860 million as of September 30, 2013 and JPY 281,684 million as of September 30, 2014 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 164,334 million for the six months ended September 30, 2013 and JPY 195,580 million for the six months ended September 30, 2014, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 582,206 million for the six months ended September 30, 2013 and JPY 723,222 million for the six months ended September 30, 2014 respectively, of purchase of operating lease assets.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) For the three months ended September 30, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	505,002	1,384,716	154,810	568,889	276,804	2,890,221	—	2,890,221
Transfers between geographic areas	509,468	87,197	19,665	124,989	3,645	744,964	(744,964)	—

Total	1,014,470	1,471,913	174,475	693,878	280,449	3,635,185	(744,964)	2,890,221

Operating income (loss)	49,281	46,029	(13,574)	60,020	18,651	160,407	11,044	171,451

For the three months ended September 30, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	514,195	1,428,983	169,497	655,733	246,368	3,014,776	—	3,014,776
Transfers between geographic areas	461,328	83,255	15,344	133,272	655	693,854	(693,854)	—

Total	975,523	1,512,238	184,841	789,005	247,023	3,708,630	(693,854)	3,014,776

Operating income (loss)	59,891	38,921	(7,527)	68,495	9,189	168,969	(4,527)	164,442

(B) As of and for the six months ended September 30, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	938,540	2,790,218	313,679	1,167,258	514,621	5,724,316	—	5,724,316
Transfers between geographic areas	1,051,814	183,003	36,778	233,363	6,547	1,511,505	(1,511,505)	—

Total	1,990,354	2,973,221	350,457	1,400,621	521,168	7,235,821	(1,511,505)	5,724,316

Operating income (loss)	111,468	117,887	(23,314)	113,775	24,066	343,882	12,532	356,414

Assets	3,234,347	8,239,650	619,640	1,751,665	747,168	14,592,470	(84,276)	14,508,194
Long-lived assets	1,210,069	2,735,896	128,953	489,710	154,364	4,718,992	—	4,718,992

As of and for the six months ended September 30, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,061,977	2,882,771	343,745	1,260,464	454,098	6,003,055	—	6,003,055
Transfers between geographic areas	901,505	175,061	35,689	261,970	1,189	1,375,414	(1,375,414)	—

Total	1,963,482	3,057,832	379,434	1,522,434	455,287	7,378,469	(1,375,414)	6,003,055

Operating income (loss)	122,040	106,434	(9,014)	133,773	13,782	367,015	(4,530)	362,485

Assets	3,510,627	9,530,735	643,254	2,159,892	765,941	16,610,449	(137,891)	16,472,558
Long-lived assets	1,286,249	3,472,527	139,316	629,015	177,074	5,704,181	—	5,704,181

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 300,860 million as of September 30, 2013 and JPY 281,684 million as of September 30, 2014 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

[7] Other

Impairment loss on investments in affiliates

For the three months ended September 30, 2014, Honda recognized impairment loss of JPY 15,901 million, on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income.

[Translation]

October 28, 2014

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice Concerning Revision of Forecasts for

Consolidated and Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2015

Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated financial results of the fiscal year ending March 31, 2015 that were announced on July 29, 2014 and unconsolidated financial results of the fiscal year ending March 31, 2015 that were announced on April 25, 2014.

Particulars

Revision of Forecasts for Consolidated Financial Results of the Fiscal Year Ending March 31, 2015

	(Millions of Yen, except Basic net income attributable to Honda Motor Co., Ltd. per common share)
	Net sales and other operating revenue	Operating income	Income before income taxes and equity in income of affiliates	Net income attributable to Honda Motor Co., Ltd.	Basic net income attributable to Honda Motor Co., Ltd. per common share (Yen)
Forecast previously announced on July 29, 2014 (A)	12,800,000	770,000	755,000	600,000	332.91
Forecast revised on October 28, 2014 (B)	12,750,000	770,000	765,000	565,000	313.49
Change (B-A)	- 50,000	—	10,000	- 35,000	—
Percentage change (%)	- 0.4	—	1.3	- 5.8	—
(Reference) Results of the fiscal year ended March 31, 2014	11,842,451	750,281	728,940	574,107	318.54

Reason for Revision of Forecasts

Due mainly to decreased unit sales caused by changes in the business environment surrounding the Company, the Company has downwardly revised its forecast for net sales and other operating revenue of the fiscal year ending March 31, 2015 which was announced on July 29, 2014. On the other hand, due mainly to changes in foreign exchange effects, the Company has upwardly revised its forecast for income before income taxes and equity in income of affiliates of the fiscal year ending March 31, 2015 which was announced on July 29, 2014. However, due mainly to changes in the business environment surrounding the Company in some Asian countries, the Company expects a decrease in equity income of affiliates, and thus the Company has downwardly revised its forecast for net income attributable to Honda Motor Co., Ltd. of the fiscal year ending March 31, 2015 which was announced on July 29, 2014.

Revision of Forecasts for Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2015

	(Millions of Yen, except Net income per common share)
	Net sales	Operating income	Ordinary income	Net income	Net income per common share (Yen)
Forecast previously announced on April 25, 2014 (A)	3,640,000	140,000	355,000	280,000	155.36
Forecast revised on October 28, 2014 (B)	3,500,000	120,000	355,000	285,000	158.13
Change (B-A)	- 140,000	- 20,000	—	5,000	—
Percentage change (%)	- 3.8	- 14.3	—	1.8	—
(Reference) Results of the fiscal year ended March 31, 2014	3,488,369	125,604	345,920	262,928	145.89

Reason for Revision of Forecasts

Due mainly to decreased unit sales caused by changes in the business environment surrounding the Company, the Company has downwardly revised its forecasts for unconsolidated net sales and operating income of the fiscal year ending March 31, 2015 which were announced on April 25, 2014. On the other hand, due mainly to changes in the business of its affiliated companies in Japan, the Company has upwardly revised its forecast for net income of the fiscal year ending March 31, 2015 which was announced on April 25, 2014.

*	For more details, please refer to the Company’s investor relations website (URL http://world.honda.com/investors/).

*	These forecasts for consolidated and unconsolidated financial results of the Company are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.